UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Lixiang Education Announces Results of Annual General Meeting

Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (“Lixiang” or the “Company”), a prestigious private education service provider in China, today announced that it held its annual general meeting of shareholders (the “AGM”) on June 24, 2022.

At the AGM, the Company’s shareholders:

•

ratified the appointment of WWC Professional Corporation Limited, or WWC, P.C., as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021, and the dismissal of PricewaterhouseCoopers Zhong Tian LLP, the Company’s former independent registered public accounting firm; and

•

approved and ratified the report of WWC, P.C., the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

By:	/s/ Fen Ye
Fen Ye
Chairlady of the Board of Directors

Date: June 24, 2022

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